August 3, 2009
Via EDGAR
Ms. Patricia P. Williams
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: American Beacon Funds (File Nos. 033-11387 and 811-04984)
Dear Ms. Williams:
     The following are the above registrant’s responses to the comments that we received from you by telephone on July 22, 2009 regarding Post-Effective Amendment No. 76 to the Registration Statements on Form N-1A for the American Beacon Funds (the “Trust”). This post-effective amendment was filed on June 3, 2009. Your comments and the Trust’s responses are found below.
     The Trust acknowledge that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
PROSPECTUS
     1. COMMENT: In the first paragraph under “Principal Strategies” for the Large Cap Value Fund on page 3, please consider increasing the floor of the definition of large market capitalization securities.
     RESPONSE: In footnote 43 of the final rule release regarding Investment Company Names, the SEC stated: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” (Investment Company Names, 1940 Act Release No. 24828 (July 27, 2004)) The SEC Staff further elaborated as to the meaning of a “reasonable definition” in “Frequently Asked Questions about Rule 35d-1.” There, the Staff stated in its answer to Question 6: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” The Trust also respectfully notes that numerous other

U.S. Securities and Exchange Commission
August 3, 2009

large cap mutual funds rely on the Russell 1000® Index to define the universe of large market capitalization companies. These funds include, but are not limited to: Laudus Rosenberg U.S. Large Capitalization Fund, a series of Laudus Trust; Large Cap Core Equity Fund, a series of Touchstone Strategic Trust; Multi-Manager Large Cap Fund, a series of Northern Funds; Large Cap Stock Fund, a series of Fidelity Commonwealth Trust; William Blair Large Cap Growth Fund, a series of William Blair Funds; and Janus Adviser Large Cap Growth Fund, a series of Janus Adviser Series. The Trust has adopted a definition in accordance with SEC and Staff guidance. Accordingly, the Trust respectfully declines this comment.
* * * * *
     If you should have any questions regarding the enclosed information, please contact me directly at (202) 778-9187.
Kind regards,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc: Rosemary Behan
     Constance C. Melton
     American Beacon Advisors, Inc.